

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2006

Mr. Jay S. Stulberg
President and Chief Financial Officer of The Tracker Corporation of America
860 Dension Street, Unit 9
Markham, Ontario
Canada L3R 4H1

   Re: The Tracker Corporation of America
     Item 4.01 Form 8-K
     Filed March 24, 2006
     File No. 000-25718

Dear Mr. Stulberg:

   We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed March 24, 2006</u>

1.   We note that you disclose that there were no disagreements with your former
        accountant in connection with the audits of the fiscal years ended March 31, 2004
        and 2005. Please amend your filing to disclose whether there were any
        disagreements with the former accountant during your two most recent fiscal
        years *and* any subsequent interim period preceding their resignation. In the event
        of disagreement(s) during the period from inception to date of dismissal, provide
        the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

2.   We note that you have disclosed a copy of the resignation letter issued by your
        former accountants. Please file a letter from your former accountants as Exhibit
        16, indicating whether or not they agree with your disclosures in the Form 8-K.
        The letter should be addressed to us. Refer to Item 304(a)(3) of Regulation S-B
        for further guidance.

3.   Please revise your file number in your future filings, as applicable, to conform to
        your file number as identified in EDGAR of 000-25718.

        As appropriate, please amend your filing and respond to these comments within 5
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

* staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

Sincerely,

Ryan C. Milne